Confidential Treatment of portions

of this letter has been requested

by Bank of America Corporation

pursuant to 17 C.F.R. § 200.83.

Asterisks denote such omissions.

January 7, 2008

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007 and September 30, 2007

File Number: 1-6523

Dear Mr. Nolan:

We have received and reviewed your letter dated December 12, 2007. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Consolidated Financial Statements

Note 11 – Commitments and Contingencies

Litigation and Regulatory Matters, page 24

1.	We note the statement in the November 13, 2007 conference presentation by Joe L. Price that you expect to recognize your share of the Visa settlement with American Express in the fourth quarter. Please tell us the following:

• the dollar amount and percentage of your ownership in Visa;

Response:	On September 30, 2007, our ownership interest in Visa USA was 11.5 percent with a carrying value of $0. As a result of our acquisition of LaSalle Bank Corporation on October 1, 2007, our ownership percentage increased to 12.1 percent and the carrying value increased to $76 million, which represents the estimated fair value assigned to LaSalle’s interest in Visa USA.

Rule 83 Confidential Treatment

request made by

Bank of America Corporation

• how you considered SFAS 5 and FIN 45 related to your obligations under the Visa settlement, including the anti-trust litigation, the Loss Sharing Agreement and the Judgment Sharing Agreement; and

• how you determined the proper period to record any liabilities associated with these agreements and the Visa settlement with American Express.

Response:	As it relates to our obligations to Visa USA for the settlement between Visa and American Express, as of September 30, 2007 we concluded that the FAS 5 criteria to record a contingent liability were not met. Subsequent to September 30, 2007 (in early November), we were advised that a settlement was reached between Visa and American Express (the American Express Settlement), and our proportional share was approximately $230 million. In evaluating whether the American Express Settlement was a Type 1 subsequent event, we concluded that the impact was not material to the September 30, 2007 Consolidated Financial Statements, as it represented 1.1% of pre-tax earnings for the nine months ended September 30, 2007 (or 4.3% for the three months then ended). Accordingly, we recorded our proportionate share of the American Express Settlement in the fourth quarter of 2007 and disclosed such amount in a Form 8-K furnished on November 13, 2007.

As it relates to our exposure in other Visa anti-trust litigation, we perform a FAS 5 evaluation at least on a quarterly basis. As of September 30, 2007, we concluded that the FAS 5 criteria to record a liability in respect to other Visa anti-trust litigation were not met.

[*** Redacted ***]

Management’s Discussion and Analysis

Capital Markets and Advisory Services, page 77

2.	We note your disclosure regarding losses related to sales and trading activities during the quarter ended September 30, 2007. Please tell us and in future filings disclose the following:

• separately quantify client activity fees and gains/losses resulting from proprietary positions and trading; and

Response:	Within Capital Markets and Advisory Services (CMAS), our sales and trading activities are managed and operated on an integrated basis. Principal position taking is decisioned as a net result of customer accommodation trades, market making and directional trades. Dealer compensation on customer accommodation trades is embedded within the bid/offer spread, rather than as an explicit fee charged to the counterparty. As such, there is no fee recorded for client activity. This contrasts with fees for service activities such as merger and acquisition advisory support or equity and debt underwriting. Accordingly, income generated by customer accommodation trades is not separately recorded. The ultimate principal risk run by the business is decisioned within the mandates assigned to traders within a business, and is within approved risk limits. Therefore, it is not feasible to differentiate between customer flow earnings and those earned from discretionary principal risk positions in the normal course of business.

• describe the specific types of positions and hedges for which there was a breakdown in hedge correlation, including some specific examples.

Response:	The hedges referred to in this disclosure are economic hedges, not accounting hedges under SFAS 133.

In the context of sales and trading losses from credit products, our reference to correlation breakdowns related to the approach of risk managing portfolios of single name credits (bonds, loans or derivatives) with derivatives referencing indices. In the third quarter of 2007, the relationship between these types of financial instruments began to diverge from historical norms. One example of this divergence is the widening of the spread between the investment grade cash market, as represented by the Banc of America Securities IG Index, and the credit derivative market, as represented by the CDX Index. For the three years ended June 30, 2007, the spread averaged 46 basis points, with a high of 58 and a low of 29. However, during the third quarter of 2007, the average spread increased 37 percent to 63 basis points, with a high of 91 and a low of 43.

In the context of liquid products, another example of this breakdown is represented by the severe spike in the spread between the 10 year Municipal Market Data Municipal Index Spread and the 10 year Bond Market Association Swap spread. For the three years ended June 30, 2007, this spread had averaged negative 2 basis points, with a high of 13 basis points and a low of negative 13 basis points. However, in the third quarter of 2007, the average spread increased 350 percent to 9 basis points, with a high of 30 basis points and a low of negative 1 basis point. Similar spikes were noted in both the 20 and 30 year spreads as well.

In the context of structured products, our reference to correlation breakdowns related to the divergence in valuation of agency-based mortgage products, principally derivatives and forward sales contracts, used to economically hedge non-agency loans.

In future filings, we will provide additional disclosure addressing the Staff’s comments where material to the understanding of the transaction(s).

3.	We note your disclosure on page 78 regarding losses on leveraged loans, loan commitments and the company’s share of the forward calendar. Please tell us and in future filings quantify your exposure to covenant light loans, lower rated unsecured, or subordinate positions. Disclose whether the leveraged finance write-downs during the third quarter were concentrated on these types of higher risk loans and commitments.

Response:	At September 30, 2007, our exposure included 40 funded loans and 77 unfunded leveraged loans (including our share of the forward calendar). Our exposure and the corresponding recognized losses net of fees were as follows:

(in millions)		Recognized Losses
Funded Leveraged Loans:
Senior secured	$2,898	$(27)
Covenant light	314	—
Subordinated/ Senior unsecured	1,127	(16)

Unfunded Leveraged Loans:
Senior secured	$19,527	(87)
Covenant light	—	—
Subordinated/ Senior unsecured	8,585	(43)

Total Net Losses		$(173)

Losses incurred on our exposure were not concentrated in any one type (senior secured, covenant light or subordinated/senior unsecured) and were generally due to wider new issuance credit spreads. Since the negotiated spreads were lower than the then-current new issuance spreads, a fair value loss resulted. In some cases, interest rate concessions (e.g., an increase in the stated coupon) were obtained from the borrowers, thereby increasing the value of the loans and negating the need for any write downs.

In future filings, we will provide additional disclosure addressing the Staff’s comments where material to the understanding of the transaction(s).

4.	Please describe for us how you determined the valuation of leveraged loans, loan commitments, the company’s share of the forward calendar, commercial debt obligation (“CDO”) warehouse pipeline, and financings of mezzanine CDO paper as of September 30, 2007. Describe the specific changes in model assumptions used and your basis for the assumptions that resulted in the recognition of losses during the quarter.

Response:	The valuation of our held for sale Funded and Unfunded Leveraged Loans (which includes funded leveraged loans, unfunded loan commitments, and our share of the forward calendar), Collateralized Debt Obligations (“CDO”) Warehouse Pipeline and Financings of Mezzanine CDO Paper as of September 30, 2007 was determined as follows:

o       Funded and Unfunded Leveraged Loans – The valuation of our exposure incorporates available public market information (e.g., pricing of similar deals or published new issue spreads), actual third party sales and non-public deal information (e.g., interest rate and covenant concessions from borrowers, status of purchase commitments from investors and indicative interest from investors on deal levels). As a result of these observations, each funded and unfunded loan was marked with a price that was considered “market clearing” (i.e., prices trading in the market, or exit price as defined by SFAS 157) based on current market conditions. Losses were recognized where those market clearing prices were lower than the carrying value of the loans. Further information is provided above in our response to Comment #3.

o       CDO Warehouse Pipeline – The valuation of the $1.0 billion of positions in the CDO warehouse pipeline was based on individual trader market prices for each position in the warehouse. The trader price is based on the trader’s knowledge of current market spreads, which, in some cases can be observable through actual trades or based on quotes from other dealers. The trader price is also subject to our independent price verification process, which includes comparing trader prices or inputs to prices or inputs obtained from independent pricing services, brokers, industry publications or recent transactions for significant inputs. For unobservable inputs, methods such as stress testing and reviewing propriety of inputs are used. Losses in the quarter resulted from lower market prices placed on positions in the CDO warehouse, resulting in a total loss net of fees for the quarter of $104 million.

o       Financing of Mezzanine CDO Paper – The valuation of the mezzanine CDO paper, mentioned on page 78 of the Form 10-Q for the period ended September 30, 2007, was based on a discounted cash flow model. The discounted cash flow model included the projection of expected cash flows and market level spreads for the different rated tranches of the CDO paper. The amount and timing of expected cash flows were estimated based on a variety of loss scenarios and their impact on cash flows in the underlying deal structure. The market level spreads were based on published spreads for various tranches of the ABX Index (an industry wide index of credit default swaps on “benchmark” asset backed bonds). The losses suffered on these positions in the quarter resulted from an increase in the projection of underlying losses as well as widening of ABX Index spreads by an average of 59 basis points for AAA and 2,024 basis points for BBB segments of the 06-2 and 07-1 vintages, and resulted in a loss net of fees for the quarter of $198 million.

Rule 83 Confidential Treatment

request made by

Bank of America Corporation

5.	Please describe for us how you determined the valuation of CDOs as of September 30, 2007. Describe the specific subsequent changes in model assumptions used and your basis for the assumptions that resulted in your estimate of a $3 billion fourth quarter write-down as disclosed in your November 13, 2007 conference presentation.

Response:	[*** Redacted ***]

Trading Risk Management, page 122

6.	We note your disclosure that during the twelve-months ended September 30, 2007 10 percent of the total trading days had losses greater than $10 million and the largest loss was $159 million. Please tell us and in future filings disclose your policies and procedures in place to monitor, assess, and react to daily trading losses that exceed a certain maximum amount. Describe how the amount of trading days with losses exceeding $10 million and the amount of losses were considered within your risk monitoring and mitigation activities.

Response:	The Global Markets’ Risk Committee (GRC), chaired by the Global Markets’ Risk Executive, has been delegated by Bank of America’s Asset & Liability Committee (ALCO) as the primary governance authority for Global Markets’ Risk Management. The GRC’s focus is to take a forward-looking view of the primary credit and market risks impacting Global Markets and prioritize those that need a proactive risk mitigation strategy.

At the GRC meetings, the GRC considers significant daily gains and losses by business along with an explanation of the primary driver of the gain or loss. Thresholds ranging from $5 million to $14 million are established for each of our 32 businesses in order to determine if a gain or loss is considered to be significant for that business. If the thresholds are exceeded, an explanation of the variance is made to the GRC. The thresholds are developed in coordination with the respective Risk Managers to highlight those gains or losses which exceed what is considered to be normal daily P&L volatility.

On a quarterly basis, the accuracy of the Daily Earnings at Risk (DEaR) methodology is reviewed by backtesting (i.e. comparing actual results against expectations derived from historical data) the DEaR results against the daily profit and loss. Graphic representation of the backtesting results with additional explanation of backtesting excesses are reported to the GRC. Backtesting excesses occur when trading losses exceed the DEaR. The excesses are reported for the same business units referenced above as well as at the Global Markets and Global Corporate and Investment Banking (GCIB) levels.

Starting in the third quarter of 2007, Capital Markets Risk Management communicated daily with Senior Management in GCIB, Risk and Finance to discuss losses, DEaR limit excesses and the impact to regulatory capital. As a result of these conversations, the lines of business selectively reduced risk. Given the overall marketplace illiquidity, our ability to reduce exposure or hedge alternatives was not always available. Therefore, where economically feasible, positions were sold or macro economic hedges were executed to reduce exposure to further market dislocation.

In future filings, we will provide additional disclosure addressing the Staff’s comments regarding the policies and procedures in place to monitor, assess and react to daily trading losses that exceed a certain maximum amount.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (the Commission) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. John James, Corporate Controller, at 980.387.4997 or Mr. Randy Shearer, Financial Reporting and Policy Executive, at 980.388.8433.

Sincerely,

/s/ Joe L. Price
Joe L. Price
Chief Financial Officer

cc:	Timothy J. Mayopoulos, Executive Vice President and General Counsel

Neil Cotty, Chief Accounting Officer

Steven O. Swyers, Partner, PricewaterhouseCoopers LLP